Exhibit 99.2

October 6, 2011

Atlas Energy, L.P.

3500 Massillon Road, Suite 100

Uniontown, OH 44685

ATTENTION: Mr. Jeffrey C. Simmons

SUBJECT:

Evaluation of Oil and Gas Reserves

To the Interests of Atlas Energy, L.P.

In Certain Properties Retained by Atlas Energy, L.P.

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective December 31, 2010

Job 11.1348

At the request of Atlas Energy, L.P. (Atlas), Wright & Company, Inc. (Wright) has prepared an evaluation for certain properties to the subject interests. The bases of this evaluation are the reserves and economics evaluated by Wright in its report titled Evaluation of Oil and Gas Reserves, To the Interests of Atlas Energy Resources, LLC, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective December 31, 2010, Job 10.1210, dated February 2, 2011 (REPORT). It is the understanding of Wright that Atlas sold a certain amount of its properties included in the REPORT to Chevron North American Exploration and Production Company (Chevron), effective February 17, 2011. At the request of Atlas, Wright prepared the attached summaries of only the properties retained by Atlas using the same economic parameters and all other conditions applicable to the REPORT, effective December 31, 2010. The following is a summary of the results of the evaluation.

Atlas Energy, L.P. SEC Parameters	Proved Developed		Total

			Proved	Proved	Total
	Producing	Nonproducing	Developed	Undeveloped	Proved
	(PDP)	(PDNP)	(PDP & PDNP)	(PUD)	(PDP, PDNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	1,770.028	0.000	1,770.028	0.000	1,770.028
Gas, MMcf:	128,797.899	8,594.587	137,392.486	38,671.986	176,064.472
NGL, Mbbl:	62.507	0.000	62.507	0.000	62.507
Gas Equivalent, MMcfe (1 bbl = 6 Mcfe)	139,793.109	8,594.587	148,387.696	38,671.986	187,059.682

Cash Flow (BTAX), M$
Undiscounted:	411,668.791	25,909.502	437,578.293	77,484.964	515,063.258
Discounted at 10% Per Annum:	205,473.547	12,019.245	217,492.792	16,874.956	234,367.748

Twelve Cadillac Drive — Suite 260

Brentwood, Tennessee 37027

(615) 370-0755 Fax (615) 370-0756

mail@wrightandcompany.com

Mr. Jeffrey C. Simmons

Atlas Energy, L.P.

October 6, 2011

The properties evaluated in this report are located in the states of Arkansas, Colorado, Indiana, Kansas, Kentucky, Louisiana, Michigan, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, West Virginia and Wyoming. According to Atlas, the total proved reserves included in this evaluation represent 100 percent of the total proved reserves retained by Atlas after the transaction with Chevron.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Atlas or Chevron, nor does Wright or any of its employees have direct financial interest in Atlas or Chevron. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves. Wright used all methods and procedures as it considered necessary under the circumstances to prepare this report.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

TX License No. F-12302

Atlas Retained Properties 123110.docx

DRW/EKL/ech

DEFINITIONS OF OIL AND GAS RESERVES

Wright & Company, Inc. frequently prepares estimates of oil and gas reserves. Such reserves estimates usually include quantities which are represented as “proved” and, depending upon the data base and/or the desire of the client, may include additional reserves which are classified as “unproved”. The scope of the analyses may also incorporate “contingent resources”. These definitions as presented are an abridged version of the disclosure guidelines as set forth by the Securities and Exchange Commission (SEC) Rule 4-10(a) (1)-(32) of Regulation S-X and the Modernization of Oil and Gas Reporting, Final Rule dated January 14, 2009 in the Federal Register. The definitions of oil and gas reserves used by Wright & Company, Inc. are briefly set forth below.

RESERVES are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there is a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement project.

PROVED OIL AND GAS RESERVES are those quantities of oil and gas, which by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, and government regulation. The area of the reservoir considered as proved includes, but is not necessarily limited to, the area identified by drilling and limited by fluid contacts, if any, and adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons unless geoscience, engineering, or performance data and reliable technology establish a lower contact with reasonable certainty.

Reserves that can be produced economically through application of improved recovery techniques are included in the proved classification when both the following occur: (i) successful testing by a pilot in an area of the reservoir with properties no more favorable than in the reservoir as a whole, or the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program is based and, (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which the economic producibility of a reservoir is to be determined. The base product price shall be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROVED DEVELOPED OIL AND GAS RESERVES are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well or through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

PROVED UNDEVELOPED OIL AND GAS RESERVES are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

ANALOGOUS RESERVOIRS have similar rock and fluid properties, reservoir conditions and drive mechanisms, but one typically at a more advanced stage of development than the reservoir of interest and this may provide concepts to assist in the interpretation of more limited data and estimation recovery.

REASONABLE CERTAINTY means a higher degree of confidence that the quantities will be recovered. A high degree of confidence exists if the quantity is much more likely to be achieved than not and, as changes due to increased availability of geoscience (geological, geophysical, and geomechanical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

RELIABLE TECHNOLOGY is a grouping of one or more technologies (including computerized methods) that have been field tested and have demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

PROBABLE reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely to be recovered as not. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

POSSIBLE reserves are those additional reserves that are less certain to be recovered than probable reserves. Portions of the reservoir that do not meet the reasonable certainty criterion may be assigned probable and possible oil and gas reserves based on reservoir fluid properties and pressure gradient interpretations.

Wright & Company, Inc. may separate proved developed reserves into proved developed producing and proved developed non-producing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells. Proved developed nonproducing reserves are those to be recovered from wells or intervals within wells, which are completed but shut-in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.